UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference, only the information set forth in Exhibit 99.2 (and is not incorporating by reference the information set forth in Exhibits 99.1, 99.3, 99.4 and 99.5) to this Form 6-K into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

Other Events

1. Annual meeting of shareholders

On September 12, 2017, the Company issued its notice of annual meeting and form of proxy for its annual meeting to be held in Gurgaon, India on September 28, 2017. The Company has also published its consolidated and unconsolidated financial statements for the fiscal year ended March 31, 2017 audited by KPMG (Mauritius) for purposes of compliance with Mauritius statutory requirements. Copies of the press release containing details of the Company’s annual meeting and the Company’s notice of annual meeting, form of proxy, consolidated financial statements for the fiscal year ended March 31, 2017 and the unconsolidated financial statements for the fiscal year ended March 31, 2017 are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively.

Exhibit

99.1	Press release, dated September 13, 2017.

99.2	Notice of annual meeting to shareholders, dated September 12, 2017.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2017.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: September 13, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release, dated September 13, 2017.

99.2	Notice of annual meeting to shareholders, dated September 12, 2017.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2017.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2017.